SUPPLEMENT Dated December 7, 2012
To the Current Prospectus

ING PrimElite
ING GoldenSelect Granite PrimElite

Issued by ING USA Annuity and Life Insurance Company
Through Its Separate Account EQ and Separate Account B

ING GoldenSelect Empire PrimElite

Issued by ReliaStar Life Insurance Company of New York
Through Its Separate Account NY-B

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*This supplement updates the prospectus for your variable annuity contract. Please read it carefully and keep it with your copy of the prospectus for future reference. If you have any questions, please call our Customer Service Center at 1-800-366-0066. **The following information only affects you if you currently invest in or plan to invest in the subaccount that corresponds to the Legg Mason ClearBridge Variable Large Cap Value Portfolio.** As of the effective dates below all references in the Prospectus are changed accordingly.*

**IMPORTANT INFORMATION REGARDING CHANGES TO THE
LEGG MASON CLEARBRIDGE VARIABLE LARGE CAP PORTFOLIO**

Effective on or about December 5, 2012, the name of the subadviser to the Legg Mason ClearBridge Variable Large Cap Value Portfolio will change from ClearBridge Advisors, LLC to ClearBridge Investments, LLC.

Effective April 29, 2013, the Legg Mason ClearBridge Variable Large Cap Value Portfolio will change its name to ClearBridge Variable Large Cap Value Portfolio. This investment portfolio is currently open to new investments.